Market Commentary

November 8, 2023

The stock market retraced some of the year's earlier gains during the three months ending October 31, a historically softer period for equities. Although the calendar third-quarter corporate earnings reported in October generally topped consensus estimates, forward guidance failed to impress. In addition, the continued backup in longer-dated U.S. Treasury yields weighed on equity valuations and the economic outlook. The 10-year Treasury yield surged in October to its highest level since 2007 as bond investors demanded higher term premiums, economic strength exacerbated fears about inflation and higher-for-longer interest rates, and "bond vigilantes" protested against ballooning U.S. federal budget deficits.

Given the complex economic and geopolitical backdrop, investor confidence remains relatively muted. Institutional investors further reduced risk exposure across asset classes during October, with the State Street Risk Appetite Index falling toward its prior year-to-date low following a mid-summer bounce. While retail investor confidence has also tumbled recently, U.S. equity fund flows have been resilient. We suspect equities will remain volatile, with anything implying something other than a "Goldilocks" scenario potentially roiling markets and providing attractive stock-picking opportunities.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– *View the Full Article*

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

2023 Capital Gains Distribution Estimates

Click here for 2023 capital gain distribution estimates . Contact your tax advisor regarding the use of this information. Please contact an investor services representative at 800-332-5580 or *info@sitinvest.com* if any questions.